UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO.2

TO

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-39738

UCOMMUNE INTERNATIONAL LTD

(Exact name of registrant as specified in its charter)

Floor B1, Tower D

No. 2 Guang Hua Road
Chaoyang District, Beijing

People’s Republic of China, 100026

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒        Form 40-F   ☐

EXPLANATORY NOTE

This Form 6-K/A is being filed solely to include the last paragraph below to the registrant’s current report on Form 6-K dated November 29, 2023 (the “Form 6-K”).

The Form 6-K and the exhibit to the Form 6-K, including any amendment and report filed for the purpose of updating such document, are incorporated by reference into the registration statement on Form F-3 of Ucommune International Ltd (File No. 333-257664) and the registration statement on Form F-3 of Ucommune International Ltd (File No. 333-266899), and shall be a part thereof from the date on which the Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Pursuant to Rule 416(b) under the Securities Act of 1933, as amended, the number of undistributed Class A ordinary shares, par value US$0.002 of Ucommune to be covered by each of the registration statements will be proportionately reduced to a number of Class A ordinary shares, par value US$0.024 of Ucommune giving effect to the share consolidation at the ratio of 12-to-1 effective on November 29, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCOMMUNE INTERNATIONAL LTD

By:	/s/ Zirui Wang
Name:	Zirui Wang
Title:	Chief Executive Officer and Chief Risk Officer

Date: February 5, 2024

[Signature Page to Form 6-K/A]

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